Exhibit 12


            		   CAROLINA TELEPHONE AND TELEGRAPH COMPANY
	          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
			                       (Thousands of Dollars)


			                              	   Years ended December 31,
		                      	  1994      1993      1992      1991      1990
                      			--------  --------  --------  --------  --------
Income before extra-
  ordinary item         $ 94,944  $ 49,486  $ 72,800  $ 77,420  $ 76,649

Capitalized interest        (140)      (54)     (632)      (87)      (49)

Income tax provision      56,176    26,837    40,430    43,748    37,770

Subtotal                 150,980    76,269   112,598   121,081   114,370
                      			--------  --------  --------  --------  --------
Fixed charges
  Interest charges        22,245    21,960    22,167    20,042    19,621
  Interest factor of
     operating rents       1,039     2,320     2,048     2,322     1,859
		                      	--------  --------  --------  --------  --------
Total fixed charges       23,284    24,280    24,215    22,364    21,480
		                       --------  --------  --------  --------  --------

Earnings, as adjusted   $174,264  $100,549  $136,813  $143,445  $135,850
                     			========  ========  ========  ========  ========

Ratio of earnings to
  fixed charges             7.48      4.14*     5.65      6.41      6.32
                     			========  ========  ========  ========  ========










* In the absence of $46,382,000 of nonrecurring merger and integration costs related to the merger of Sprint and Centel, income before extra-ordinary item would have been $77,251,000, and the ratio of earnings to fixed charges would have been 6.05 for the year ended December 31, 1993.


NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) income before extraordinary item less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest component of operating rents.
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